Exhibit 99.1

Buckeye Wind Energy

Class B Holdings LLC and

Subsidiaries

Consolidated Financial Statements as of and for the

Years Ended December 31, 2016, and 2015, and

Independent Auditors’ Report

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

INDEPENDENT AUDITORS’ REPORT	Tel: 312-486-1000
Fax: 312-486-1486
www.deloitte.com

To the Managing Member of Buckeye Wind

Energy Class B Holdings LLC and Subsidiaries

Chicago, Illinois

We have audited the accompanying consolidated financial statements of Buckeye Wind Energy Class B Holdings LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buckeye Wind Energy Class B Holdings LLC and its subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

March 17, 2017

BUCKEYE WIND ENERGY CLASS B HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2016	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$3,322,161	$8,611,133
Accounts receivable	1,024,092	1,295,971
Deposits	116,490	150,000
Prepaid expenses	598,976	602,159

Total current assets	5,061,719	10,659,263

LONG-TERM ASSETS:
Property, plant and equipment — net	291,095,738	303,392,800
Restricted cash	—	100,096
Other long-term assets	1,045,559	791,123

Total long-term assets	292,141,297	304,284,019

TOTAL	$297,203,016	$314,943,282

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Accounts payable	$256,070	$2,701,125
Accounts payable — related parties	579,517	566,369
Accrued professional fees	179,047	143,000
Accrued landowner expense	138,506	295,008
Other liabilities and accrued expenses	28,317	726,287

Total current liabilities	1,181,457	4,431,789

LONG-TERM LIABILITIES:
Asset retirement obligation	5,531,490	5,326,798
Long-term accrued landowner expense	540,421	72,056
Other long-term liabilities	11,250	—

Total long-term liabilities	6,083,161	5,398,854

Total liabilities	7,264,618	9,830,643

COMMITMENTS AND CONTINGENCIES	—	—

EQUITY:
Members’ equity	107,434,849	110,806,139
Noncontrolling interest	182,503,549	194,306,500

Total equity	289,938,398	305,112,639

TOTAL	$297,203,016	$314,943,282

See notes to consolidated financial statements.

BUCKEYE WIND ENERGY CLASS B HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2016	2015

OPERATING REVENUES	$13,029,038	$4,621,963

OPERATING EXPENSES:
Plant operating and maintenance expense	5,190,701	1,573,242
Depreciation and accretion expense	12,629,314	3,943,619
General and administrative expense	966,771	2,414,058
Taxes (other than income taxes)	620,135	150,000
Business development expense	—	544,804

Total operating expenses	19,406,921	8,625,723

LOSS FROM OPERATIONS	(6,377,883)	(4,003,760)

OTHER INCOME (EXPENSE):
Interest expense	—	(3,870,278)
Other — net	2,848	(1,174,377)

Total other income (expense)	2,848	(5,044,655)

NET LOSS	(6,375,035)	(9,048,415)

NONCONTROLLING INTEREST SHARE	9,961,000	(6,060,000)

NET INCOME (LOSS) ATTRIBUTABLE TO MEMBERS	$3,585,965	$(15,108,415)

See notes to consolidated financial statements.

BUCKEYE WIND ENERGY CLASS B HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Total	Members’ Equity	Noncontrolling Interest

BEGINNING EQUITY — January 1, 2016	$305,112,639	$110,806,139	$194,306,500

Capital distributions	(8,799,206)	(6,957,255)	(1,841,951)

Net income (loss)	(6,375,035)	3,585,965	(9,961,000)

ENDING EQUITY — December 31, 2016	$289,938,398	$107,434,849	$182,503,549

	Total	Members’ Equity	Noncontrolling Interest

BEGINNING EQUITY — January 1, 2015	$3,880,515	$3,880,515	$—

Capital contributions	310,280,539	122,034,039	188,246,500

Net income (loss)	(9,048,415)	(15,108,415)	6,060,000

ENDING EQUITY — December 31, 2015	$305,112,639	$110,806,139	$194,306,500

See notes to consolidated financial statements.

BUCKEYE WIND ENERGY CLASS B HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,375,035)	$(9,048,415)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and accretion expense	12,629,314	3,943,619
Amortization of deferred financing costs	—	3,196,008
Changes in assets and liabilities:
Accounts receivable	271,879	(1,295,971)
Prepaid expenses and other current assets	36,693	(9,040)
Other long-term assets	(254,435)	(191,743)
Accounts payable	(122,736)	77,759
Accounts payable — related parties	16,352	563,165
Other liabilities and accrued expenses	104,233	259,409

Net cash provided by (used in) operating activities	6,306,265	(2,505,209)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(2,896,127)	(292,420,689)

Net cash used in investing activities	(2,896,127)	(292,420,689)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt financings	—	243,600,000
Debt repayments	—	(243,600,000)
Cost of financing activities	—	(6,743,441)
Capital contributions	—	122,034,039
Capital contributions from noncontrolling interest	—	188,246,500
Capital distributions	(6,957,255)	—
Capital distributions to noncontrolling interest	(1,841,951)	—

Net cash provided by (used in) financing activities	(8,799,206)	303,537,098

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(5,389,068)	8,611,200

CASH, CASH EQUIVALENTS AND RESTRICTED CASH — Beginning of year	8,711,229	100,029

CASH, CASH EQUIVALENTS AND RESTRICTED CASH — End of year	$3,322,161	$8,711,229

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION — Cash paid for interest during the year, net of capitalized interest	$—	$620,433

See notes to consolidated financial statements.

BUCKEYE WIND ENERGY CLASS B HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF BUSINESS

Buckeye Wind Energy Class B Holdings LLC, a Delaware limited liability company, together with its subsidiaries is herein defined as the “Company.” The purpose of the Company is to construct, own, operate and maintain the Buckeye Wind Energy Center (the “Project”) located in Ellis County, Kansas.

The Project is a 200.5 megawatt (“MW”) electricity generating facility with 112 wind turbine generator units. The Project commenced commercial operations in September 2015.

On December 18, 2015, the Company executed the Amended and Restated Limited Liability Company Agreement of Buckeye Wind Energy Class B Holdings LLC (“Operating Agreement”), between Invenergy Wind Global LLC (“Class B Member” and “Managing Member”) and HA INV Buckeye LLC (“Class A Member”). The Class B Member is appointed to manage the day-to-day business and affairs of the Company. During 2015, the Class A Member and Class B Member made capital contributions of $70.5 million and $51.5 million, respectively. The funds were used to fund remaining construction costs, repay a portion of the construction loan (see Note 5) and fund the development fee (see Note 9).

The Operating Agreement calls for available cash amounts to be allocated as follows: first, 100% to the Class A Member, until the Class A Member has received the Minimum Distribution Amount, as outlined in Schedule 1.1 of the Operating Agreement; second, 100% to the Class B Member, until the Class B Member has received the amount outlined in Schedule 1.1 of the Operating Agreement; third, 66.225% to the Class A Member and 33.775% to the Class B Member until the Class A Member has achieved the targeted internal rate of return; and thereafter, 18.000% to the Class A Members and 82.000% to Class B Member.

The Company owns 100% of the Class B membership interest in Buckeye Wind Energy Holdings LLC (“Holdings”), which directly owns 100% of the membership interest in Buckeye Wind Energy LLC (“Buckeye”), the direct owner of the Project.

At December 31, 2016, consolidated members’ equity of $107.4 million was allocated $76.7 million to the Class A Member and $30.7 million to the Class B Member.

At December 31, 2015, consolidated members’ equity of $110.8 million was allocated $73.1 million to the Class A Member and $37.7 million to the Class B Member.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation — The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany accounts and transactions are eliminated in consolidation.

Subsequent events were evaluated through March 17, 2017, the date the consolidated financial statements were available to be issued.

Management Estimates — The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. The carrying amount of cash equivalents approximates fair value because of the short maturity of these instruments. The Company has not experienced any losses in such accounts.

Restricted Cash — Restricted cash consists of funds held for purposes of paying operating and maintenance costs, capital expenditures, debt service obligations or collateralizing letters of credit. Classification on the consolidated balance sheets is consistent with the related agreements. The carrying amount of restricted cash approximates fair market value because of the short maturity of these instruments. The restrictions lapsed when the related debt matured in 2015.

Cash, Cash Equivalents and Restricted Cash Reconciliation — The following table reconciles the 2016 and 2015 cash, cash equivalents and restricted cash from the consolidated balance sheets to the consolidated statements of cash flows:

	As of December 31,
	2016	2015

Cash and cash equivalents	$3,322,161	$8,611,133
Long-term restricted cash	—	100,096

Total cash, cash equivalents and restricted cash	$3,322,161	$8,711,229

Inventory — Inventory is stated at the lower of cost or market using the average cost method. Inventory consists primarily of spare parts used to generate electricity. The Company recorded $241,178 and $186,743 of inventory in other long-term assets on the consolidated balance sheets as of December 31, 2016 and 2015, respectively.

Property, Plant and Equipment — net — Property, plant and equipment is categorized as the following:

•	Land improvements – costs associated with making the land ready for use.

•	Plant – costs related to the purchase, construction or improvement of the Project.

•	Other property and equipment – any costs not associated with either land improvements or plant activities that add lasting value to the Project.

Property, plant and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets, which range from 3 to 25 years. Maintenance and repairs are expensed in the period incurred, while plant and equipment improvements which extend the useful lives or improve the quality of the assets are capitalized (see Note 4).

Impairment of Long-Lived Assets — The Company assesses the recoverability of its long-lived tangible assets when conditions are present, which may indicate a potential impairment. The Company compares the carrying value of the asset to the undiscounted cash flows of the related operations to determine whether any impairment exists. Relevant factors, along with management’s plans with respect to operations, are considered in assessing the recoverability of long-lived assets. If the Company determines, based on such measures, that the carrying amount is impaired, the long-lived assets will be written down to their fair value with a corresponding charge to the consolidated statements of operations. No impairment was recorded in 2016 and 2015.

Deferred Financing Costs — Financing costs incurred in connection with obtaining construction financing are deferred and amortized over the lives of the related loans using the effective interest method. Deferred financing costs are capitalized and recorded as an offset to the respective loans on the consolidated balance sheets (see Note 5). Amortization of deferred financing costs is capitalized into property, plant and equipment — net on the consolidated balance sheets during construction and recorded as interest expense on the consolidated statements of operations following commencement of commercial operation.

Asset Retirement Obligation — The Company enters into agreements to lease land on which to construct and operate its wind energy project. Pursuant to certain lease agreements, the Company is required to decommission its wind energy project to provide for the restoration of the leased property at the end of the lease terms.

The Company recognizes asset retirement obligations (“AROs”) when it has a legal obligation to perform decommissioning, reclamation or removal activities upon retirement of an asset.

When recording an ARO, the present value of the projected liability is recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The liability is accreted each period over the maximum term of the contractual agreements. The Company records an offsetting asset to the obligation as an increase to the carrying amount of the related long-lived asset and depreciates that cost over the maximum term of the contractual agreements. The residual value of the related long-lived asset is excluded from the calculation (see Note 6).

The Company uses significant assumptions and estimates to determine the amount of the asset retirement obligations. Since these estimates can change based on new information, the Company periodically reevaluates these assumptions and estimates.

Noncontrolling Interest — The Company maintains control of Holdings through its management and contractual rights even though ownership interests are held by owners other than the Company or its related parties. As a result, the Company is required to consolidate Holdings and present the other owners’ interests as noncontrolling interests on the consolidated financial statements. Noncontrolling interest represents the portion of the Company’s net income (loss), net assets and comprehensive income (loss) that is allocated to the third party owners. Noncontrolling interest is included as a component of equity on the consolidated balance sheets.

The Operating Agreement of Holdings calls for the allocation of profit and loss on an income tax basis. Additionally, cash and other benefits associated to this agreement is allocated in varying amounts throughout the lives of the subsidiary. Therefore, the Company and other investors’ (collectively the “Owners”) interests in Holdings are not fixed, and the Holdings applies the Hypothetical Liquidation at Book Value (“HLBV”) method in allocating book profit or loss measured on a pre-tax basis to the Owners.

The HLBV method measures the amount of cash that each owner would receive at each reporting date, including tax benefits realized by the Owners, upon a hypothetical liquidation of Holdings at the net book value of its underlying assets. The change in the amount of cash that each owner would receive at the reporting date compared to the amount it would have received on the previous reporting date represents the amount of profit or loss and other comprehensive income or loss allocated to each owner for the reporting period.

Revenue Recognition — The Company primarily earns operating revenues from electricity delivered under a power purchase agreement (“PPA”) (see Note 7), electricity sold to wholesale electric power market (“Merchant Sales”), and renewable energy credit (“REC”) sales.

PPA – Under the PPA, the customer purchases all or a fixed amount of electricity generated from the Project and its related renewable attributes. The PPA qualifies for treatment as an operating lease. The Company has determined that the sale of electricity and the related renewable energy attributes represent one unit of accounting as the title for each item transfers as electricity is delivered. Therefore, revenue related to this PPA is recognized as electricity is delivered.

Merchant Sales – The Company sells electricity, as well as ancillary services, directly to the Southwest Power Pool (“SPP”) electric power market, through day ahead offerings or real time deliveries. The wholesale electric power market is managed by an independent system operator that purchases electricity at market prices. Merchant sales are recognized as electricity is delivered.

REC Sales – One REC is evidence that one megawatt-hour (“MWh”) of electricity was generated from a renewable energy resource. A REC, and its associated attributes and benefits, can be sold on a stand-alone basis to a third-party purchaser. Revenue from RECs sold on a stand-alone basis is recognized at the time title to the REC is transferred to the buyer (i.e., the “transfer date”). The Company recorded $116,500 and $0 from the sale of stand-alone RECs in operating revenues on the consolidated statements of operations for the years ended December 31, 2016, and 2015, respectively.

Concentration of Credit Risk — The Company has two main customers, the Lincoln Electric System (“LES”) and the SPP electric power market. All significant revenues are for energy delivered under the Company’s PPA and power sold to the wholesale electric power market.

The Company has experienced no credit losses to date on its sales, and does not anticipate material credit losses to occur in the future with respect to related accounts receivable; therefore, no allowance for doubtful accounts has been provided.

Land Contracts and Easements — The Company has entered into land lease agreements and easement agreements, all of which are accounted for as operating leases. Lease expense is recognized on a straight-line basis if the agreement includes known escalating payments over the existing lease term. Some of the lease agreements include contingent rent payments based on a predetermined percentage of operating revenues of the Project. Contingent rent payments are recognized in the period in which they occur (see Note 8).

Income Taxes — As a limited liability company that elected to be taxed as a partnership, the company is not subject to income taxation under United States federal law or the state laws of Kansas where it operates. Therefore, the Company has made no accrual for United States federal or state income taxes as of December 31, 2016 and 2015.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an update to the accounting standard for revenue recognition, which provides a universal method for recognizing revenue. The standard provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. It also requires disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard will be adopted in accordance with the effective dates of the applicable accounting standards update (“ASU”). Upon adoption, the standard can be applied retrospectively to all prior reporting periods, or retrospectively with a cumulative effect to the opening retained balance. Early adoption is permitted. The Company is currently evaluating the potential impact of the adoption of this revised accounting guidance on its revenue recognition policy, as well as which transition method will be utilized.

In April 2015, the FASB issued an update to the guidance on the presentation of deferred financing costs, which requires deferred financing costs related to a recognized debt liability to be presented as a direct deduction from the debt liability instead of a long-term asset on the consolidated balance sheets. The guidance is effective for annual reporting periods beginning after December 15, 2015. The Company adopted this guidance for the years ended December 31, 2016 and 2015, and the adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In February 2016, the FASB issued updated guidance requiring lease assets and lease liabilities, including operating leases, to be recognized on the consolidated balance sheets for all leases with terms longer than twelve months. The guidance also requires disclosure of key information about leasing arrangements. The standard will be adopted in accordance with the effective dates of the applicable ASU. Early adoption is permitted. The Company is currently evaluating the potential impact of the updated guidance on the Company’s consolidated financial statements and related disclosures.

In August 2016, the FASB issued updated guidance on the classification and presentation of certain cash receipts and cash payments on the consolidated statements of cash flows. The Company adopted this guidance for the year ended December 31, 2016 and 2015, and the adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.

In November 2016, the FASB issued updated guidance on the classification and presentation of restricted cash on the consolidated statements of cash flows. The Company adopted this guidance for the year ended December 31, 2016 and 2015, and the adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.

4.	PROPERTY, PLANT AND EQUIPMENT — NET

Property, plant and equipment — net, consisted of the following:

	As of December 31,
	2016	2015

Land improvements	$8,809,634	$8,873,971
Plant	292,176,956	291,996,031
Other property and equipment	6,328,171	6,317,199

Subtotal	307,314,761	307,187,201

Less accumulated depreciation	(16,219,023)	(3,794,401)

Property, plant, and equipment — net	$291,095,738	$303,392,800

The Company recorded $12,424,622 and $3,794,401 of depreciation expense for the years ended December 31, 2016, and 2015, respectively, on the consolidated statements of operations.

The Company recorded $0 and $5,734,003 in capitalized interest as a part of property, plant and equipment — net as of December 31, 2016 and 2015, respectively, on the consolidated balance sheets.

5.	DEBT

On May 14, 2015, the Company entered into a credit agreement with a third party to provide construction loan financing. The construction loan bore interest of the London InterBank Offered Rate (“LIBOR”) plus a fixed margin of 1.70% . The total construction loan borrowings of $243,600,000 were repaid in full on December 18, 2015, with the equity financing proceeds from the Class A Member, Class B Member and noncontrolling interest.

During 2015, the Company wrote-off $6,850,821 of fully amortized deferred financing costs associated with the construction loan. For the year ended December 31, 2015, $3,196,008 was included as a part of interest expense on the consolidated statements of operations and $3,654,813 was included as a part of property, plant and equipment — net on the consolidated balance sheets.

6.	ASSET RETIREMENT OBLIGATION

The following table provides a reconciliation of the ending aggregate carrying amount of the ARO:

	For the Year Ended December 31,
	2016	2015

Balance — January 1	$5,326,798	$—
Liabilities incurred	—	5,177,580
Accretion expense	204,692	149,218

Balance — December 31	$5,531,490	$5,326,798

7.	POWER AGREEMENT

On December 17, 2014, the Company entered into a 25-year PPA with LES, whereby it will sell 100.2 MWs of its electrical output from the initial delivery date through December 2039.

8.	COMMITMENTS AND CONTINGENCIES

The Company leases land used by the Project under various operating lease agreements that extend through 2040. The Company recorded $1,695,091 and $367,064 of total lease expense, of which $1,362,323 and $295,008 represented minimum rent payments and $332,768 and $72,056 represented straight-line rent payments for the years ended December 31, 2016, and 2015, respectively.

Estimated future minimum lease payments as of December 31, 2016, are as follows:

Years Ending December 31

2017	$1,362,323
2018	1,362,323
2019	1,362,323
2020	1,362,323
2021	1,362,323
Thereafter	36,677,655

Total	$43,489,270

Pursuant to terms under the PPA, the Company is required to make payments to LES if the Expected Annual Output of electrical output is not delivered each annual period. No such amounts were paid by the Company in 2016 and 2015 and management does not believe that such payments are likely to be required in the future.

9.	RELATED PARTY TRANSACTIONS

On May 14, 2015, the Company has entered into a Facility Management Agreement (“Agreement”) with Invenergy Services LLC (“Services”). Under this Agreement, the Company pays fixed monthly administrative and management fees, both escalating annually for the Consumer Price Index (“CPI”), and reimburses Services for all direct operating costs, including facility labor. The Agreement also requires the Company to pay fees related to remote monitoring and reset services. The Company recorded $1,929,444 and $2,184,918 of such related party transactions, of which $0 and $1,117,947 was capitalized and included as a part of property, plant and equipment — net on the consolidated balance sheets and $1,929,444 and $1,066,971 was expensed on the consolidated statements of operations for the years ended December 31, 2016, and 2015, respectively.

Some third party invoices are paid by Services or other related affiliates on behalf of the Company. Such invoices are billed to the Company and reimbursed at cost.

During 2015, the Company paid a related party a development fee of $29,200,000, which was capitalized in property, plant and equipment — net on the consolidated balance sheets.

10.	SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES

Noncash activities that have been excluded from the consolidated statements of cash flows include the following:

	For the Year Ended December 31,
	2016	2015

Noncash investing activities:
Additions to property, plant and equipment	$(204,400)	$(6,627,780)
Additions to asset retirement obligation	—	(5,177,580)

Noncash financing activities:
Cost of financing activities	$—	$(94,238)

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